UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Concurrent Computer Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

206710402

(CUSIP Number)

Karen Singer 212 Vacarro Drive Cresskill, NJ 07626 (201) 750-0415

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 206710402

1	NAME OF REPORTING PERSONS KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 543,637
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 543,637
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP 206710402

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,939
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 467,939
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A2

This constitutes Amendment No. 2 to the statement on Schedule 13D (the “Amendment No. 2”) filed on behalf of Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”), and Lloyd I. Miller, III (“Miller”), dated and filed May 25, 2012 (the “Statement”), relating to the common stock, $0.01 par value (the “Common Stock”), of Concurrent Computer Corporation (the “Issuer”). Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons. The address of the principal executive offices of the Issuer is 4375 River Green Parkway, Suite 100, Duluth, GA 30096. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As set forth in Exhibit 99.1 to the Statement, on May 24, 2012, the Reporting Persons formed a “group” (the “Group”) for the purposes of (i) delivering a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) asking the Board to convene a meeting between the Board and the members of the Group to discuss the means by which the Issuer may be able to maximize value for all of the Issuer’s shareholders, (ii) if the Issuer failed to respond to the Group’s satisfaction, taking certain steps as the Group deemed necessary and appropriate, (iii) engaging in discussions with the Board and management of the Issuer, and (iv) taking other actions for the purpose of influencing the corporate governance of the Issuer.

As set forth in Amendment No. 1 to the Statement, on June 20, 2012, the Reporting Persons sent a letter (the “June 20 Letter”) to the Board requesting a meeting to discuss the appointment of shareholder representatives to the Board. A copy of the June 20 Letter is attached as Exhibit 99.2 to Amendment No. 1 to the Statement.

Representatives of the Reporting Persons recently held a telephonic meeting with the Board. During this meeting, the Board assured the representatives of the Reporting Persons that the Board would be expanded by two (2) seats and that it would consider the Reporting Persons’ nominees for such Board positions. The Reporting Persons have proposed two (2) nominees to serve as shareholder representatives on the Board. Attached as Exhibit 99.3 hereto are the resumes for such proposed Board nominees.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter, dated May 24, 2012, from Karen Singer and Lloyd I. Miller, III to the Board of Directors of the Issuer (incorporated by reference from the Statement)

99.2	Letter, dated June 20, 2012, from Karen Singer and Lloyd I. Miller, III to the Board of Directors of the Issuer (incorporated by reference from Amendment No. 1 to the Statement)

99.3	Resumes of Robert M. Pons and Dilip Singh

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated June 25, 2012

KAREN SINGER

By:	/s/ Karen Singer

Lloyd I. Miller, III

By:	/s/ Lloyd I. Miller, III